Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Reynolds American Inc.:
We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-117813, 333-117814, and 333-117815) and on Form S-3 (No. 333-132419) of Reynolds American, Inc. of our report dated February 27, 2006, except for note 24, which is dated October 2, 2006, with respect to the consolidated balance sheets of Reynolds American Inc. as of December 31, 2005 and the related consolidated statements of income (loss), shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period then ended, which report appears in the Form 8-K of Reynolds American, Inc. dated October 2, 2006.
/s/ KPMG LLP
Greensboro, North Carolina
October 2, 2006